July 8, 2013

VIA EDGAR

Mr. Daniel L. Gordon

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Re:          Simon Property Group, Inc.

Simon Property Group, L.P.

Form 10-K for the Year Ended December 31, 2012

Filed February 28, 2013 and March 4, 2012

File Nos. 1-14469 and 333-11491

Dear Mr. Gordon:

This letter responds to your letter dated June 28, 2013 with respect to the periodic reports noted above.  For the sake of convenience, we have reproduced your comments below with our response following the comment.  In this response, unless the context requires otherwise, the words “we,” “our” and “ “us” refer to Simon Property Group, Inc. and its subsidiaries.  “Simon Property” refers specifically to Simon Property Group, Inc. and the “Operating Partnership” refers specifically to Simon Property Group, L.P.

Form 10-K for the Year Ended December 31, 2012

Non-GAAP Financial Measures, page 83

1.   Comment: Please include a reconciliation of Dilutive FFO Allocable to Simon Property to FFO in future filings and provide us with that reconciliation as of March 31, 2013 in your response.

Response: In future filings of Simon Property and the Operating Partnership that contain the non-GAAP measure of Dilutive FFO Allocable to Simon Property, we will include a reconciliation of that measure to FFO.  Included below is our reconciliation for the three months ended March 31, 2013 (the reconciliation would be the same for both Simon Property and the Operating Partnership).

For the Three Months Ended March 31,2013
FFO of the Operating Partnership	$741,888
FFO allocable to limited partners	(106,687)
Dilutive FFO allocable to Simon Property	$635,201

As you requested in your letter, the undersigned, on behalf of Simon Property and the Operating Partnership acknowledges that:

•      the companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 685-7363 or in my absence, James M. Barkley at (317) 263-7083.

Very truly yours,

/s/ Stephen E. Sterrett
Stephen E. Sterrett
Senior Executive Vice President
and Chief Financial Officer

cc:    James M. Barkley, Esq.
Eric McPhee